News Release                              (ExpressJet logo)

Contact:           Corporate Communications

Phone:             (713) 324-5080

Address:          1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS JUNE 2002 PERFORMANCE

            HOUSTON, July 1, 2002 – ExpressJet Holdings (NYSE: XJT) today announced increased capacity and traffic in June 2002 for its Continental Express operating fleet.

            In June 2002, Continental Express, operated by ExpressJet Airlines, flew 345.8 million revenue passenger miles (RPMs), up 8.5 percent versus June 2001.  Capacity rose 10.0 percent to 508.7 million available seat miles (ASMs) in June 2002, compared with June 2001.  ExpressJet's load factor declined 0.9 points to 68.0 percent in June 2002 versus June 2001.

Also in June, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather, air traffic control and certain other factors beyond the company’s influence.

            Other activities at ExpressJet in June included the launch of new service between New York/Newark and Lexington, Ky., and the announcement of new Continental Express routes from Houston to Palm Springs, Calif., Richmond, Va., and Villahermosa, Mexico (subject to government approval), beginning in the fourth quarter of 2002. ExpressJet took delivery of five Embraer regional jets in June to end the month with a total operating fleet of 178 aircraft, including 158 jets.

            ExpressJet employs more than 5,200 people and provides Continental Airlines (NYSE: CAL) with all of its regional airline capacity at its hub airports in Houston, Cleveland and Newark.  Continental Express offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly.  ExpressJet Airlines is wholly owned by ExpressJet Holdings.  For more information, visit expressjetair.com.

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JUNE 2002 OPERATIONAL PERFORMANCE/PAGE 2

PRELIMINARY TRAFFIC RESULTS

JUNE	2002		2001		Change

Revenue Passenger Miles (000)	345,778		318,707		8.5	Percent

Available Seat Miles (000)	508,704		462,272		10.0	Percent

Passenger Load Factor	68.0	Percent	68.9	Percent	(0.9)	Points

YEAR-TO-DATE	2002		2001		Change

Revenue Passenger Miles (000)	1,837,977		1,665,209		10.4	Percent

Available Seat Miles (000)	2,956,402		2,692,413		9.8	Percent

Passenger Load Factor	62.2	Percent	61.8	Percent	0.4	Points

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